Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2948	jkaufman@stblaw.com

January 26, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	PanAmSat Holding Corporation
Registration Statement on Form S-1
File No. 333-121463

Registration Statement on Form S-4
File No. 333-121423

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

On behalf of PanAmSat Holding Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 21, 2005 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on December 20, 2004 (the “S-1 Registration Statement”) and Registration Statement on Form S-4 filed on December 17, 2004 (the “S-4 Registration Statement”, and together with the S-1 Registration Statement, the “Registration Statements”).  We have revised the S-1 Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information. We intend to revise the S-4 Registration Statement in response to the comment letter and any subsequent comments from the Staff once we have confirmation that the revisions in the S-1 Registration Statement adequately address the Staff’s comments.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of Amendment No. 1.

Form S-1 filed December 20, 2004

General

1.             We note that, five months ago, on August 20, 2004, PanAmSat Corporation became privately held. Then, less than two months later, the private equity holders contributed their shares to PanAmSat Holding Corporation in return for additional shares of your stock. Please note in your prospectus summary why PanAmSat Corporation went private last August, what transactions were related to its going private, and what are management’s reasons for conducting an initial public offering at this time.

The Company respectfully notes that a discussion of the August and October transactions is presented on page 5 of the document. The Company has revised the disclosure on page 5 to further address the Staff’s comment.

2.             Also, in an appropriate portion of the body of your prospectus, please explain your reasons for the stock split on August 20, 2004 and the proposed reverse stock split prior to the offering and the respective consequences to the value of your stock and your financial statements.

The Company has added disclosure on pages 152 and 153 to address the Staff’s comment.

3.             We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and dividend table information. We also note that, as a result of the new year, information in the prospectus must be updated. For example, the executive compensation disclosure must reflect 2004 compensation. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company respectfully informs the Staff that it will include all additional non-Rule 430A information, including the anticipated price range and dividend table information, in a future filing. In addition, the Company respectfully informs the Staff that it is preparing all required information for the twelve months ended December 31, 2004, including compensation and audited financial statements for such period, and will include this information in a future filing.  The Company acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of preliminary prospectuses.

4.             Please revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, revise to delete unnecessary parenthetical definitions, such as “The DIRECTV Group” and “News Corporation,” when the meanings of the terms are clear from context. As one example, on page 1 you capitalize the terms “Recapitalization,” “Contribution” and “Offering” and indicate that you define them later in your prospectus summary. Once you explain what the recapitalization, contribution and offering involve and when they have occurred or will occur, you will not need to use the capitalized terms going forward. In addition, please minimize your use of acronyms. As one example, instead of defining Hughes Network Systems as “HNS”, consider including the entire name. This will make the disclosure easier to understand.

In response to the Staff’s comment the Company has revised its disclosure throughout Amendment No. 1 to remove unnecessary capitalized terms and defined terms and to minimize its use of acronyms.  The Company believes that because the terms “Recapitalization,” “Contribution” and “Offering” refer to three separate groups of transactions that occurred close together in time, the utilization of these defined terms in the prospectus is beneficial for the understanding of investors and is consistent with the presentation in similar recent offerings that have been preceded by significant transactional activity.

5.             Please generally revise your registration statement to eliminate or further explain technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus. For example, consider explaining terms such as “very small aperture terminal” and “on-board redundancies” with clear concrete everyday language.

In response to the Staff’s comment the Company has revised its disclosure throughout Amendment No. 1 to eliminate or further explain technical and business jargon.  The Company notes that it continues to use several acronyms for industry-specific technical terms, including “FSS”, “TT&C”, “DTH” and “VSAT”, as financial analysts and others who comment on the satellite industry routinely use these terms in their public commentary and reports to investors. The Company believes that it would be helpful to investors if these terms are used consistently.

6.             We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Euroconsult and the Yankee Group, for example. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Simultaneous with the filing of Amendment No. 1, the Company is supplementally providing the Staff under separate cover copies of the Euroconsult and Yankee Group reports relied upon for the statements in S-1 Registration Statement. The Company respectfully advises the Staff that the reports are generally available to subscribers to the services of these entities and were not prepared specifically for this filing.

7.             Include the disclosure required by Item 201(b) of Regulation S-K.

The Company has revised its disclosure on page 149 to include the disclosure required by Item 201(b) of Regulation S-K.

Special Note Regarding Forward-Looking Statements Market and Other Data Available Information

8.             Please move these sections to the body of the prospectus. Your prospectus summary should immediately follow your cover page and table of contents.

The Company has moved the referenced sections to the body of the prospectus in response to the Staff’s comment.

Prospectus Summary, page 1

9.             Please revise to decrease the length of your summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. For example, consider eliminating here the extensive strategy discussion, which is more appropriate for your business section. As another example, please eliminate here the detailed biographical sponsors section, as, other than indicating the names and general identities of the sponsors, it does not include information that is so highly material to an investor’s understanding of this offering as to merit inclusion in the summary. In addition, avoid copying disclosure directly from the body of the prospectus. For example, the “Our Business Strategy” disclosure is substantially similar to the “Our Business Strategy” in the business section.

The Company has revised the summary section and decreased its length in response to the Staff’s comment.

10.          Further, as part of your revisions, ensure that you provide a balanced discussion by briefly discussing the following in the summary:

•       any material transactions that are cross-conditioned upon the consummation of the offering, such as the amendment you mention on page 31 to the senior secured credit facilities that would permit additional availability under the restricted payments covenant;

•       that you, including your subsidiaries, have substantial indebtedness, indicating the aggregate amount as of September 30, 2004;

•       where you discuss believed general characteristics of the satellite communications industry, such as the amount of revenues generated in the industry in 2003, discuss your particular situation, such as how much you generated in revenues during that period;

•       where you suggest a superlative characteristic of your services or products, your basis for such suggestion—for example, where you indicate your customer circuit reliability, how you determined such reliability was 99.999994%;

•       how many of your satellites accounted for 10% or more of your total services or contracted backlog as of September 30, 2004.

The Company has revised the disclosure in the summary section to address the Staff’s comment.  The Company notes that the lenders under the amendment to the senior secured credit facilities have executed the amendment and that the discussion of customer circuit reliability was removed from the summary in response to the Staff’s earlier comment to reduce its length.

Our Business Strategy, page 5

11.          Define the phrase “free cash flow.”

The Company has removed the term from the summary and revised page 126 to replace the term “free cash flow” with the term “cash flow”.

Our Sponsors, page 7

12.          What is the significance of including background information on the company’s sponsors?

The Company has removed the background information on the sponsors from the prospectus summary and included it on page 153. The Company believes that background information concerning its controlling stockholders is material to potential investors.

The Offering, page 9

13.          Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

The Company has revised the disclosure on page 7 in response to the Staff’s comment.

Summary Historical and Pro Forma Consolidated Financial, Operating and Other Data, page 11

14.          We note your discussion of EBITDA and Adjusted EBITDA in footnote (5) beginning on page 13. Indicate whether management uses EBITDA and Adjusted EBITDA for any other purposes than compliance with financial covenants in the company’s indentures.

The Company has revised the disclosure on page 11 and elsewhere throughout the document in response to the Staff’s comment.

Risk factors, page 16

General

15.          Please avoid the generic conclusions in your risk factors that a risk could have an adverse or material adverse effect on you. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. For example, in the risk factor beginning “We could be adversely affected if any of our customers default... “ on page 20, particularly how would you be adversely affected if “any” customer defaulted. Would you be affected in the same way for each customer, and, since you have had defaults in the past, what is the likelihood of the risk’s recurrence?

The Company has revised the disclosure generally in the “Risk Factors” section of the document in response to the Staff’s comment.

16.          Include an additional risk factor describing possible conflicts of interest that may stem from management and the sponsors’ joint decision to issue debt in a Rule 144A offering and issue common stock in this IPO and use proceeds from both to pay themselves pre-IPO dividends totaling over $445 million. In the alternative, advise why no risk factor is appropriate.

The Company respectfully submits that the suggested additional risk factor is not appropriate or necessary.  The Company believes that the decision of management and the sponsors to issue the senior discount notes, undertake this initial public offering and pay the pre-IPO dividends to the sponsors does not raise any conflicts of interest between the sponsors and the Company’s future public shareholders.  The October 2004 dividend and the pre-IPO dividend are both transactions undertaken when the sponsors owned all the equity of the Company (other than the equity owned by management) and there were no public shareholders.  In undertaking these transactions, management acted in the best interest of the Company’s shareholders at the time, and the benefits of these transactions accrued to the sponsors in their capacities as the Company’s sole shareholders.  The transactions will be fully disclosed to the prospective new investors in this offering.  If management were to undertake any similar transactions in the future, it would be acting in the best interest of its shareholders at that time, which would include the new public shareholders, and the benefits of any such similar transactions would accrue to the sponsors and the public shareholders on a pro rata basis.  For example, the Company’s proposed dividend policy to be implemented upon completion of this offering will benefit the public shareholders on a pro rata basis with the sponsors.  The Company also notes that the S-1 Registration Statement already contains risk factors regarding the potential implications of the Company being controlled by the sponsors.  See “We are a ‘controlled company’ within the meaning established by the New York Stock Exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements” and “Our Sponsors may have significant influence on our company, including control over decisions that require the approval of equityholders, whether or not such decision is believed by the other equityholders to be in their own best interests”.

“Our dividend policy may limit our ability to pursue growth ...,” page 16

17.          Please note generally the several assumptions and judgments you have made in developing your dividend policy and the time frame covered by your dividend policy.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

“Our Sponsors may have significant influence on our company ...,” page 22

18.          We note your statements that “[s]ponsors and certain of their affiliates . . . currently hold . . . interests in businesses . . . that . . . compete with certain portions of our business” and that “certain of the Sponsors currently have investments in customers of ours.” So that investors might understand the relevance of such investments to your business interests, please indicate which sponsors have voting control in any of your competitors or any of your customers from which you derive 10% or more of your revenues in any segment as of September 30, 2004. Also, name the competitor or customer.

The Company respectfully advises the Staff that none of the sponsors have voting control over any of the Company’s competitors or any customers from which the Company derives 10% or more of its revenues in any segment. After further consideration, the Company has determined that the sponsors’ ability to compete with the Company is not a material risk and has therefore revised the disclosure on page 21 to delete this risk factor.

Use of Proceeds, page 29

19.          Please indicate here the amount of the fee to be paid to the sponsors for terminating the management services agreements.

The Company has revised the disclosure on page 28 in response to the Staff’s comment.

20.          Please indicate here whether any of the sponsors, directors or management holds any of the notes that will be redeemed with a portion of the net proceeds of the offering and name such holders here. Also indicate here whether redemption of a portion of the notes is mandatory at the time of the offering.

The Company has revised the disclosure on page 28 to indicate that none of the sponsors, directors or management holds any of the notes that will be redeemed with the proceeds of this offering and to indicate that the redemption is voluntary.

21.          Since a portion of the 9% senior notes and Term Loan A scheduled to be discharged was incurred within the last year, please describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

The Company respectfully notes that the use of the proceeds of the 9% senior notes and Term Loan A is disclosed in the last paragraph of page 28.

Dividend Policy and Restrictions, page 30

22.          We may have significant further comment after review of the missing information.

The Company acknowledges that the Staff may have significant further comment after review of the missing information.

General

23.          Revise the first sentence in the first paragraph on page 30 to specify the “other purposes” to which you will not apply your available cash given your intention to use the cash to pay dividends.

The Company has revised the disclosure on page 30 to address the Staff’s comment.

24.          We note your statement that you “believe that our dividend policy will limit, but not preclude, our ability to pursue growth.” Provide clearer indication of how much management expects growth to be limited (e.g. significantly vs. minimally).

The Company has revised the disclosure on page 30 to address the Staff’s comment.

25.          We note your statement on page 31 that you “have no history of paying dividends out of [y]our cash flow.” We also note PanAmSat Corporation’s disclosure in its 2003 Form 10-K, that the company had not declared or paid dividends on its common stock to date and that the company stated it “presently intend[s] to retain future earnings to support the growth of [its] business and, therefore, do[es] not anticipate paying cash dividends in the near future.” Since, as you have suggested, your business is essentially subsidiary PanAmSat’s operations, please explain why management has changed its dividend policy.

The Company has revised the disclosure on page 30 in response to the Staff’s comment.

26.          Please revise to clarify whether the items in your list on page 30 were all of the material items you reviewed and analyzed in “determining [y]our expected initial dividend level,” and further specify the “various other aspects of our business” that you reviewed and analyzed.

The Company has revised the disclosure on page 30 in response to the Staff’s comment, including a deletion of the reference to “various other aspects of our business”.

27.          Note here that your dividend policy may present a risk concerning your market price, as you state in your risk factors on page 16.

The Company has revised the disclosure on page 31 in response to the Staff’s comment.

28.          We note your statement that your board’s adoption of a dividend policy “reflects an intention to distribute a substantial portion of the cash generated by [y]our business in excess of operating needs,” among other things, What did the board consider in determining “operating needs” for the four fiscal quarters?

The Company has revised the disclosure on page 30 in response to the Staff’s comment to clarify that “operating needs” means “operating expenses and working capital”.

29.          We note your statement that “[i]f we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing . . .” What is the timeframe implied by the use of the word “continue?” Beyond the Initial Four Quarters? In addition, clarify what is meant by the reference to management’s “current expectations.” Is this a reference to how long management intends to pay dividends?

The Company has revised the disclosure on pages 30 and 38 in response to the Staff’s comment to clarify that these references do not refer to how long management intends to pay dividends.

30.          Delete the word “expected” from the introductory sentence to the first bullet point list on page 30.

The Company has revised the disclosure on page 30 in response to the Staff’s comment.

Minimum Adjusted EBITDA, page 31

31.          We note your statement on page 31 that “[t]he assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties . . . .” Please address any reasonably forseeable material adverse developments that may affect your business and their effects on your assumptions and estimates here.

The Company has revised the disclosure on page 31 in response to the Staff’s comment to clarify that all reasonably foreseeable material adverse developments that may affect its business have been disclosed in “Risk Factors.”

32.          Disclose whether you expect you will have access to your credit facility to pay dividends.

The Company has added disclosure on page 37 in response to the Staff’s comment to clarify that the Company expects to have access to its revolving credit facility to pay dividends.

33.          Include a definition of the calculation of Adjusted EBITDA. Note 5 to the table of selected financial data at page 52 only describes Adjusted EBITDA, as “EBITDA further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indenture(s)” governing various notes and credit facilities.

The Company has revised the disclosure on pages 31 and elsewhere in the prospectus in response to the Staff’s comment.

34.          If your definition and calculation of Minimum Adjusted EBITDA at page 32 excludes certain costs that involve cash outlays, it appears that this measure may not be highly correlated to cash. In order to depict the amount of cash that you believe will be available to pay dividends in the full year following the offering, revise your table to remove any cash expenses that were added to EBITDA in arriving at your calculation of Minimum Adjusted EBITDA. For example, you should subtract your estimated nonrecurring or unusual cash costs, which would otherwise be included in Adjusted EBITDA pursuant to the definition, in arriving at the estimated cash available to pay dividends.

The Company has inserted a new Note 1 on page 33 in response to the Staff’s comment to confirm that Minimum Adjusted EBITDA for the Initial Four Quarters does not exclude cash expenses.

35.          We note on page 33 your table presenting “Net income (loss)”, “EBITDA” and “Adjusted EBITDA” on a pro forma basis. Revise the table to begin with historical information from the financial statements of PanAmSat Corporation and then show the effect of pro forma adjustments, if applicable. Also revise the table to begin with historical cash flows from operations and reconcile to your measure of cash flow used to estimate cash available to pay dividends.

The Company has revised the disclosure on page 33 to address the Staff’s comment.

36.          Tell us and clarify in the filing why you believe it is appropriate to adjust EBITDA for amounts received for sales-type leases had the lease been accounted for as an operating lease as described in Note 9. It appears that this is a non-cash adjustment, that does not reflect the actual timing of cash receipts.

The Company believes that it is appropriate to adjust EBITDA for amounts received for sales-type leases had the lease been accounted for as an operating lease. This adjustment is made to show the cash effect of principal payments on previously recorded sales-type leases, as is required under certain of the Company’s debt agreements.

Under a sales-type lease transaction, at inception of the lease, the Company recognizes as revenue the net present value of the future minimum lease payments and the cost basis of the transponder is charged to cost of outright sales and sales-type leases at that time. During the life of the lease, the Company recognizes as revenue in each respective period, that portion of each periodic lease payment deemed to be attributable to interest income. The balance of each periodic lease payment, representing principal repayment, is recognized as a reduction of the net investment in sales-type leases. This adjustment to EBITDA represents the portion of the total sales-type lease payments received during each respective year that represented principal repayments and reduced the Company’s net investment in sales-type leases. As these principal reductions result from lease payments received and were not recorded within the Company’s income statement, they are added to EBITDA in order to properly reflect cash received which is available to pay dividends. The Company has revised the disclosure in Note 12 on page 35 to further address the Staff’s comment.

37.          Tell us why you believe it is appropriate to adjust EBITDA for insurance proceeds. We note your disclosure that insurance proceeds may not be available for payment of dividends.

The Company agrees with the Staff’s comment and has removed insurance proceeds from the calculation of Cash Available to Pay Dividends on page 33. The Company has also adjusted the first paragraph of Note 2 to this table to clarify that insurance proceeds that were received during the year ended December 31, 2003 and during the twelve months ended September 30, 2004 were used to fund capital expenditures, repay debt and fund working capital requirements. These insurance proceeds were not included in the table as they may not be available in the future.

38.          We refer to Note 4. Please tell us and revise to clarify why you do not expect to pay any material cash income taxes during the initial four quarters following the closing of the offering.

The Company has revised the disclosure in Note 6 on page 34 in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it expects a net operating loss during the Initial Four Quarters and therefore believes that it will not be required to pay material cash income taxes during that period.

39.          It appears that the restructuring charges described in Note 12 may include cash payments during the periods presented. If so, please revise to adjust for only non-cash charges attributed to restructuring.

The Company agrees with the Staff’s comment and has reduced Adjusted EBITDA on page 33 for each period by the amount of cash payments that were actually made with respect to restructuring charges in order to arrive at cash available to pay dividends. We have kept the full restructuring charge amounts as adjustments to EBITDA on page 33, as these adjustments are required under our debt agreements for the calculation of “Adjusted EBITDA”. By subtracting cash payments that were actually made related to the restructuring charges from Adjusted EBITDA, therefore, cash available to pay dividends has been properly adjusted.

Assumptions and Considerations, page 35

40.          Please revise to clarify that your list on pages 35 and 36 includes all material factors considered by management and the board.

The Company has revised the disclosure on pages 36 and 37 in response to the Staff’s comment.

41.          Tell us how you determined that the assumptions on page 36 were reasonable. We note your last assumption regarding no satellite anomalies or service interruptions resulting in lost revenue and your risk factor regarding the potential effect of satellite anomalies and service interruptions on your business on page 22.

The Company respectfully submits to the Staff that the assumption stated is not that anomalies will not occur.  The Company believes that anomalies may occur and has planned its capital expenditures accordingly.  The assumption stated is that the effect on the Company’s operations of the anomalies that do occur does not exceed the capacity of the Company’s expected capital expenditures, on-satellite backup systems and other methods and plans designed to limit their effect. The assumptions described are based upon and consistent with the Company’s experience in the fixed satellite services industry and its history of launching and operating a global GEO satellite fleet.  The Company believes they are reasonable.  For a discussion of the anomalies that the Company believes are most likely to occur, please see “Once launched and properly deployed, satellites are subject to significant operational risks due to various types of potential anomalies” in “Risk Factors” beginning on page 15.

The Company has revised the disclosure on page 37 in response to the Staff’s comment in order to further clarify this issue.

42.          We note that management considered that your operating costs and expenses are largely fixed when deciding on the company’s dividend policy. Clarify whether this statement takes into consideration repair costs for satellite anomalies and the trend on relying more on self insurance instead of traditional insurance in the future.

The Company has revised the disclosure on page 37 in response to the Staff’s comment to clarify that this statement refers only to operating expenses.

The Company believes that its operating expenses are largely fixed in nature and that satellite anomalies do not have a significant effect on operating expenses.  Although the operation of GEO satellites is controlled from the ground, satellites cannot be repaired in the traditional sense beyond the capabilities of the built-in diagnostic and backup systems, mechanisms which do not incur significant incremental operating expenses.  A failure beyond such capabilities would require a capital expenditure for the construction and launch of a replacement for the affected satellite.  This typically takes 2-3 years.

As discussed in the response to item 41 and in the S-1 Registration Statement, the Company believes that its capital expenditure plan, as it relates to anomalies, is reasonable.

43.          Please revise to elaborate on what the board considered regarding the impact of your intention to pay dividends on your operations and performance.

The Company has revised the disclosure on pages 36 and 37 in response to the Staff’s comment.

44.          With regard to the last paragraph, expand your disclosure to elaborate on the factors and future developments that could affect the payment of dividends from your current expectations.

In response to the Staff’s comment, the Company has removed the paragraph in question, as it believes that the information in the paragraph is sufficiently disclosed elsewhere.

Restrictions on Payment of Dividends, page 37

45.          Describe the “events of default” under PanAmSat’s senior secured credit facilities and under your senior discount notes indenture, or include cross-references to the discussion in your “Description of Indebtedness.”

The Company has revised the disclosure on pages 38 and 39 in response to the Staff’s comment.

46.          We note your discussion of the “total leverage ratio” on page 38. Tell us and disclose within the context of your discussion with regard to the default provisions of your credit agreement what would your expected “total leverage ratio” is for the periods shown. In addition, we believe you should disclose the Adjusted EBITDA measure as defined by the credit agreement.

The Company has revised the disclosures on page 33 and 39 in response to the Staff’s comment. The Company included the expected total leverage ratio and interest coverage ratio for the Initial Four Quarters. The Company has not included these ratios for all periods shown because the Company believes that projections beyond the Initial Four Quarters are subject to uncertainties and assumptions that would make any such projection unreliable.

47.          It appears that you have not provided a discussion of your “interest coverage ratio” constraint. Revise to expand your disclosure to include a discussion of your “interest coverage ratio” as defined by your credit agreement (refer to your footnote 8).

The Company has revised the disclosure on page 39 in response to the Staff’s comment.

48.          Describe the “restricted payments” under PanAmSat’s 9% senior notes indenture, since you suggest there is the $100 million restricted payments availability for the company to pay dividends.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

49.          Describe the “restricted payments” under your senior discount notes indenture, since you suggest there is the $200 million restricted payments availability for dividends. This will assist investors in assessing whether dividend payments may be made even without your meeting the restricted payments test involving cumulative credit at a particular time.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

50.          We refer to your statement that following this initial public offering your indenture permits the payment of dividends of up to 6% per year of the net cash proceeds received by or contributed to you from any public offering. In addition, you said that the indenture also permits an aggregate of $200.0 million of restricted payments without restriction. Clarify if the indenture allows you to pay the $200.0 million in addition to the 6%.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

Dilution, page 41

51.          Please quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.

The Company has revised the disclosure on page 42 in response to the Staff’s comment.

52.          Please disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding options.

The Company has revised the disclosure on page 42 in response to the Staff’s comment.

Selected Historical Consolidated Financial Operating and Other Data, page 51

53.          We note your presentation of “EBITDA” and “Adjusted EBITDA” in this section and elsewhere. We further note your statement on note 5 of page 52 that you believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and the calculation of certain financial covenants in the indenture governing the Issuer’s senior discount notes, the indenture governing PanAmSat’s 9% senior notes and senior secured credit facilities. Disclose in more detail why you believe the measures provide useful information to investors and the manner in which management uses them to evaluate operating and/or liquidity performance.

The Company has revised the disclosure on page 53 and elsewhere throughout the document in response to the Staff’s comment.

54.          In addition, expand your discussion of the non-GAAP measures to demonstrate compliance with financial covenants contained in your credit agreements. For example, you need to discuss the following:

•       Describe the EBITDA or adjusted EBITDA requirements under your credit agreements;

•       Compare the non-GAAP measure you disclosed with the required EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA;

•       Disclose whether or not you were in compliance with the financial covenant.

For additional guidance, refer to Item 10 of Regulation S-K and our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>.

The Company has revised the disclosure on page 53 and elsewhere throughout the document in response to the Staff’s comment.

55.          Based on your disclosures, it appears to us that you may be using the non-GAAP measures labeled as “EBITDA” and “Adjusted EBITDA” to evaluate liquidity. If in fact you are using these non-GAAP measures to evaluate liquidity, include a reconciliation of these measures to cash flows from operating activities. Also expand your discussion to disclose the substantive reasons for why management believes the presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding its liquidity. Also make similar revisions throughout the filing where these measures are presented.

The Company has revised the disclosure on page 54 and elsewhere throughout the document in response to the Staff’s comment.

Management’s Discussion and Analysis, page 56

Management Overview, page 56

56.          Tell us what consideration you have given to filing as a material contract under Regulation S-K Item 601(b)(10) your “significant, long-term contract with one of the largest commercial satellite services users in the world, Fox Entertainment Group, Inc.” that you mention on page 56.

The Company respectfully advises the Staff that it had previously reviewed the provisions of Item 601(b)(10) of Regulation S-K with respect to this contract and concluded that the contract in question was in the ordinary course of its business, was not material and did not satisfy any of the provisions of 601(b)(10)(ii)(A)-(D).

PanAmSat Holding Corporation, page 58

57.          We note your statement that “[a]ll of the proceeds of the offering of the senior discount notes . . ., or approximately $246 million, were paid on October 19, 2004 as a dividend to the stockholders of the Issuer.” Please indicate why the board believed it was advisable to declare this dividend at the time.

The Company has revised the disclosure on page 59 in response to the Staff’s comment.

58.          Please indicate here to what “DTVLA” refers.

The Company respectfully informs the Staff that “DTVLA” refers to DIRECTV Latin America, LLC. The Company has revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment by replacing the acronym “DTVLA” with the full name of the entity.

59.          Indicate whether and why you expect telemetry, tracking and control revenues to increase, decrease or remain the same in the upcoming year.

The Company expects telemetry, tracking and control revenues in 2005 to remain relatively stable as compared to 2004, given the Company’s contracted backlog for these services as of September 30, 2004 and its expectation of future contracts through 2005. The Company has revised the disclosure on page 61 to further respond to the Staff’s comment.

60.          Explain why you believe outright sales of transponder capacity will occur infrequently in the future.

The Company believes that outright sales of transponder capacity will occur infrequently in the future as it has not entered into any outright sales contracts with customers for over four years and has not recently experienced significant demand from its customers for these agreements. The Company has revised the disclosure on page 61 to further respond to the Staff’s comment.

Results of Operations, page 63

61.          We note the slight drop in revenues for the three months ended September 30, 2004 when compared to the same period in 2003. Your disclosure does not indicate that this drop is indicative of a negative future trend. Please confirm.

Although the Company did experience a slight decrease in total revenues for the three months ended September 30, 2004 when compared to the same period in 2003, the Company does not believe that this is indicative of a negative future trend.

62.          We note your use of “Segment EBITDA” on page 68. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies’ use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm, and revise your document accordingly.

The Company discloses Segment EBITDA in its financial statements as required by FAS 131, paragraphs 9 through 31, 83 and 84. Accordingly, this metric is not a non-GAAP financial measure and is permitted by Item10(e)(4) and (5) of Regulation S-K. The Company’s presentation of Segment EBITDA in its MD&A is also in accordance with the guidance set forth in the Commission’s "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures". The Company also provides explanations of changes in this measurement within its MD&A. The Company has revised the disclosure on page 69 to remove all unnecessary or boilerplate language regarding non-GAAP measures.

63.          We note that the company intends on relying less on satellite insurance in the future, and more on backup satellites and transponders and in-orbit insurance. Address whether this trend is likely to materially affect the company’s amount of capital expenditures (e.g., construction and launch of backup satellites) in the future, and if so, what effect this is likely to have on the company’s ability to pay dividends beyond the first four quarters following effectiveness.

The Company respectfully advises the Staff that absent uninsured satellite losses, the Company does not believe that this trend will materially affect the Company’s capital expenditures in the future.  However, beyond the Initial Four Quarters, an uninsured satellite loss could adversely affect the Company’s ability to pay dividends.  For a discussion of the risk of uninsured satellite losses, please see “you may not receive any dividends, and the reduction or elimination of dividends would negatively affect the market price of our common stock” and “Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance” under “Risk Factors” on pages 15 and 18, respectively. The Company has revised the disclosure on page 18 to specifically identify this risk.

Liquidity and Capital Resources, page 89

64.          We note your statement here and elsewhere that management’s current expectation is that the company will be permitted to fund dividends for the Initial Four Quarters. Is the implication from this statement that management does not expect the company to be able to continue funding dividends beyond the Initial Four Quarters? Please clarify here and in your Dividend Policy and Restrictions Section.

The Company has revised the disclosure on page 95 and elsewhere in response to the Staff’s comment.

65.          Revise to expand your discussion of the maximum total leverage ratio, the minimum interest coverage ratio and the maximum capital expenditures limitation as required in your senior secured credit facilities. In addition, provide historical and pro forma calculation of the measures and discuss your ability to meet the requirements.

The Company has revised the disclosure on pages 90, 91 and 92 in response to the Staff’s comment.

66.          We note your disclosure on page 91 that “While the determination of required adjustments to net income (loss) is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants discussed above.” Please confirm if true that your EBITDA measure is based on the definition of Adjusted EBITDA as required in your debt covenants. Revise or advise.

The Company confirms that the calculation of Adjusted EBITDA is based on the applicable definitions contained in the Company’s debt covenants. The Company has revised the disclosure on page 92 in response to the Staff’s comment.

67.          Further, at the top of page 91, where you say that your senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA, expand your discussion and state clearly the financial ratios that are calculated by reference to your Adjusted EBITDA. In addition, provide historical and pro forma measures of the financial ratios and discuss your ability to meet the requirement(s).

The Company has revised the disclosure on page 91 in response to the Staff’s comment.

68.          Clarify what further “adjustments” for Adjusted EBITDA are required in calculating covenant ratios and compliance under the company’s indentures (page 91).

The Company has revised the disclosure on page 92 in response to the Staff’s comment and believes that no other adjustments are required to be made in calculating the covenant ratios.

69.          We note that you refer to an independent valuation expert on page 108. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert since the reference is made in a Securities Act filing. Your disclosure should explain the method and significant assumptions used in the valuation. Please revise.

The Company has revised the disclosure on page 110 to remove the reference to the independent valuation and the independent valuation expert in response to the Staff’s comment.

70.          We note your various initiatives to further your business strategy beginning on page 124. Please discuss here and in the risk factors section, if appropriate, how payment of quarterly dividends could affect your ability to carry out these initiatives during a particular time frame. In addition, disclose the amounts that you anticipate will be needed for maintenance of your satellites and the amount needed for growth over the next five years and how this may affect dividend payments.

The Company states on page 126 in the first paragraph of the “Our Business Strategy” subheading that we intend to deliver services “through customer-driven, integrated, state-of-the-art satellite and terrestrial networks and to maximize cash flow and income growth.  To achieve these goals, we plan to increase the use of our existing satellite fleet, improve connectivity to our terrestrial network and continue to provide a 24/7 customer support organization” (emphasis added).  The cost of “improved connectivity” to terrestrial networks is considered in the Company’s current operating expense and capital spending plans, is a relatively minor component of these operating and capital spending plans, and will not affect the Company’s ability to pay a dividend.  Otherwise, the Company is using existing capabilities to meet our financial goals, and management believes that the Company will have sufficient available network capacity on all aspects of its network to meet current plans in the Initial Four Quarters and to continue to grow the business in the future.  In addition, the Company’s planning contemplates replacement of existing infrastructure (satellite and terrestrial networks) when the infrastructure reaches the end of its useful life.  As discussed in the Company’s responses to comments 41 and 42, the Company’s long-term planning has been sensitized for variability in the currently expected utility of the infrastructure.  The Company’s planning, even in conservatively sensitized scenarios, contemplates adequate cash flow generated from operations for the intended dividend payments in the planning horizon.

In response to the Staff’s comment, the Company has revised the disclosure of expected cash flow, including capital expenditures, on page 32 in the tabular presentation of Minimum Adjusted EBITDA with respect to the Initial Four Quarters.  The Company respectfully submits its belief that projections beyond the Initial Four Quarters are subject to uncertainties and assumptions that would make any such projection unreliable.

71.          We note your statement that “[t]he Issuer’s ability to pay dividends on its common stock and make payments on its senior discount notes is dependent on the earnings and the distribution of funds from PanAmSat.” Please indicate whether the only restrictions on asset transfer from PanAmSat to you are in the credit facilities and 9% senior notes indenture.

The Company has revised the disclosure on pages 59 and 89 in response to the Staff’s comment.

72.          If you will incur a redemption penalty, or incur the obligation to pay some other extra amount, upon redemption of portions of the 9% senior notes with proceeds from this offering, please disclose this and quantify it.

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

Certain Relationships and Related Transactions Prior to the Completion of the Recapitalization, page 112

73.          Consider revising this subheading to reflect also your discussion of transactions as a result of the recapitalization.

The Company has revised the subheading on page 114 in response to the Staff’s comment.

Business, page 116

General

74.          We note your various lists of customers on pages 118 to 122. Yet it is not apparent to what degree any customer is significant to you. Please indicate any customer and its relationship with you if sales to the customer by one or more of your segments were made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole as of the periods ended September 30, 2004 and December 31, 2003. See Item 101(c)(vii) of Regulation S-K.

The Company has revised the disclosure on page 120 in response to the Staff’s comment.

75.          Tell us what consideration you have given to including research and development disclosure according to Item 101(c)(xi) of Regulation S-K.

The Company respectfully informs the Staff that it has considered the requirements of Item 101(c)(xi) of Regulation S-K and believes that no disclosure is required in response to the item as the Company’s research and development expenditures are negligible.

76.          Tell us what consideration you have given to intellectual property disclosure according to Item 101(c)(iv) of Regulation S-K.

The Company respectfully informs the Staff that it has considered the requirements of Item 101(c)(iv) of Regulation S-K and believes that no disclosure is required in response to the item as the patents, trademarks, licenses, franchises and concessions it holds are not material to its business or industry segment.

77.          We note your table on page 127 listing all of your 21 satellites. Clarify whether you have any satellites currently in use where you do not have backup capacity.

The Company respectfully refers the Staff to the discussion on page 85 regarding backup satellites and transponders, which discussion identifies that portion of the Company’s fleet that has dedicated backup capacity.  The Company notes that a backup satellite may be moved from one orbital location to another and can be available as a spare for more than one satellite.  The Company further notes that backup capacity may also be in the Form of reserved transponder capacity on a satellite.  Accordingly, the Company believes it would be misleading to identify certain satellites as not having backup capacity available.

Competition, page 130

78.          Discuss in greater detail your competition’s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

The Company has revised the disclosure on page 133 in response to the Staff’s comment. The Company respectfully submits that quantified disclosure of the Company’s market shares is not reasonably known and, accordingly, has not been provided.

Certain   Relationships and Related Party Transactions, page 150

Transactions with Sponsors, page 150

79.          Note in what ways the stockholders’ agreement will be amended in connection with this offering.

The Company has revised the disclosure on page 154 in response to the Staff’s comment.

80.          Describe briefly the management and advisory services that the sponsors provide you and the terms of the management services agreements. Discuss how transaction prices were determined by the parties and whether you believe the terms of the agreements are comparable to terms you could obtain from independent third parties.

The Company has revised the disclosure on page 154 in response to the Staff’s comment to describe the management and advisory services provided.  The Company respectfully submits that, given that the management services agreements will be terminated in connection with the offering, the current disclosure with respect to the agreements is sufficient for the understanding of investors and is consistent with disclosure contained in recent comparable transactions where similar advisory arrangements are being terminated.

Transactions with Management, page 151

81.          Disclose the terms of the demand registration rights so that investors might gauge when the exercise of such rights and a related resale could lead to a large number of your shares being sold at one time.

The Company has revised the disclosure on pages 155 and 156 in response to the Staff’s comment.

82.          State which members of management are parties to the management stockholders’ agreement.

The Company has revised the disclosure on page 155 in response to the Staff’s comment.

83.          We note your statement on page 151 that the registration rights in the management stockholders’ agreement “are subject to customary limitations to be specified.” Please explain to us.

The Company has revised the disclosure on pages 155 and 156 in response to the Staff’s comment.

Underwriting, page 165

84.          Please delete the term “joint book-running managers.”

The Company has deleted the term on page 170 in response to the Staff’s comment.

85.          Provide the underwriters’ compensation table required by Item 508(e) of Regulation S-K.

The Company has added the underwriters’ compensation table required by Item 508(e) on page 171 in response to the Staff’s comment.

86.          As soon as practicable, please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing that they have no additional concerns.

The Company will supplementally advise the Commission once the amount of compensation to be allowed or paid to the underwriters has been cleared by the NASD and will provide the Commission with a copy of the letter or call from the NASD informing that they have no additional concerns.

87.          Please explain to us the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your supplemental explanation should include, but not be limited to, the following details:

•       How the prospective recipients and number of reserved shares are determined;

•       How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;

•       The procedures investors must follow in order to purchase the offered securities, including how and when any communications or funds are to be received by the underwriter or the company;

•       The process for confirmation and settlement of sales to directed share purchasers;

•       Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;

•       The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and

•       Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public.

Provide us with copies of all written communications with prospective purchasers about the directed share program.

The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program (“DSP”).  The Company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients.  The Company has selected Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to administer its DSP.  The mechanics of the program are outlined below.

The Company will choose the potential recipients of the directed shares from its directors, officers, employees, business associates and other related persons.  The Company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley.  Morgan Stanley will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the Morgan Stanley DSP website.  For certain individuals (e.g., individuals who do not have access to the Internet), Morgan Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient.  The DSP website and materials will include identical participation instructions, an indication of interest Form and forms for opening a brokerage account with Morgan Stanley.  To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective.  In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes.  Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of Rule 2790 of the National Association of Securities Dealers, Inc.  The indication of interest Form also includes a lock-up agreement that covers any shares to be issued under the program.

All prospective recipients will be required to purchase the shares through a Morgan Stanley account.  Individuals who do not have an account with Morgan Stanley will be required to open an account based on the information provided on the subscription documents.

The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing.  Once the deadline expires, Morgan Stanley will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP.  The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

Once the offering has been priced and the registration statement relating to the offering has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inForm such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program.  The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest.  If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.

The DSP is a part of the underwritten offering.  Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the DSP are substantially the same as the procedures that Morgan Stanley will use to offer securities to the general public.

The Company will provide a copy of the drafts of the material that will be distributed to potential recipients of directed shares to the Staff under separate cover.

88.          Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•       the communications used;

•       the availability of the preliminary prospectus;

•       the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•       the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

We may have further comments.

The Company has revised the “Underwriting” section in response to the Staff’s comment.  Morgan Stanley does not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering.

Citigroup Global Markets Inc. (“Citigroup”) intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to U.S. institutional clients for this offering.  Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only.  Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means.  The final prospectus and related confirmations will be delivered in hard copy through existing processes.  In addition, Citigroup may send electronic copies of the prospectus only to certain potential institutional investors that have received or that will receive hard copies of the preliminary prospectus.

Citigroup currently intends on using i-Deal solely for the distribution to U.S. institutional clients of (i) the preliminary prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus.  Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that it not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and (ii) any final prospectus or any supplement/sticker thereto.

Citigroup’s use of the i-Deal system in the manner described above was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) intends to use two electronic systems, i-Deal and “IPO Center.” Kristina Schillinger, Esq. of the Commission has reviewed both systems’ procedures.  Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Schillinger.

It is possible that an electronic prospectus may be posted by a member of the underwriting syndicate.  Morgan Stanley, Citigroup and Merrill Lynch (the “Representatives”) have advised the Company that none of the agreements the Representatives have with the other underwriters contractually limits the ability of those underwriters to make an Internet posting.  The Representatives have also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so.  The Representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

The Company has been advised by the Representatives that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member.  However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing.  Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members.  After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made.  Prior to that time, the Representatives know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares.  Therefore, the Representatives do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, the Representatives will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of PanAmSat Holding Corporation common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.  By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by the Representatives that syndicate members will so comply, there would not appear to be a regulatory need to make the Representatives responsible for the Internet activities of other syndicate members.  Representative have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

We also advise the Staff that neither the Representatives nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described above regarding (A) Citigroup’s use of i-Deal and (B) Merrill Lynch’s use of i-Deal and IPO Center and (ii) in connection with plans to conduct an Internet roadshow through Net Roadshow, Inc.  (www.netroadshow.com).  While certain Representatives have contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus.  The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person.  As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the web site.   In its agreement with each such applicable Representative, Net Roadshow, Inc. agrees to conduct Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter, received from the Commission on September 8, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.  Each applicable Representative has previously provided to the Staff copies of its agreement with Net Roadshow, Inc.

Recent Sales of Unregistered Securities, page II-2

89.                               Disclose any unregistered securities issued to the sponsors, management or directors.

The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

Financial Statements

90.                               We refer to your letter dated January 5, 2005 and have the following comments.

•                    We note that you provided us with a comprehensive analysis of the fair value of your common stock as of the recapitalization and subsequent to the recapitalization transaction. Please also provide us with a detailed analysis of the fair value of the stock options and the stock compensation expense recorded in accordance with the fair value based method under FAS 123, including the basis for your assumptions under the Black-Scholes model used in determining the fair value of the stock options on the issuance date. Tell us whether you are continuing to use the same assumptions disclosed on page F-36 and the reasons for your assumptions for the newly recapitalized company, such as the new dividend policy described in your letter.

As requested, the first table below shows the analysis of the fair value of the Company’s stock options and stock compensation expense recorded in accordance with the fair value based method under FAS 123 during 2003 and 2004, including the assumptions utilized to calculate that fair value.  The Company adopted FAS 123 on a prospective basis subsequent to January 1, 2003. All share and share price values in the table have been adjusted for the August 20, 2004 stock split.

Grant Date	Number of Options Granted	Risk-Free Rate of Return	Volatility	Fair Value of Stock at Grant or Modification Date	Estimated Remaining Life of Options (In Months)(1)	Vesting Period (In Months) (2)	Exercise Price of Options	Fair Value of Options (Black-Scholes Model)	2003 Stock Compensation Expense Recognized	2004 Stock Compensation Expense Recognized

Stock Compensation Expense Recognized on Stock Options That Survived Recapitalization Transaction(3)

10/25/01	65,534	3.42%	0.00%	$5.00	60	0	$4.89	$0.87	$-	$57,000

1/29/02	1,092,227	3.42%	0.00%	$5.00	60	0	$4.48	$1.22	$-	$1,180,000

Stock Compensation Expense Recognized on 2003 Stock Option Grants
2003 Grants
3/31/03	51,990	2.78%	33.94%	$3.23	60	36	$3.23	$1.12	$14,584	$12,270

6/30/03	50,461	2.46%	34.48%	$4.22	60	36	$4.22	$1.45	$12,285	$15,448

9/30/03	93,276	2.85%	34.79%	$3.31	60	36	$3.31	$1.17	$9,166	$23,052

12/31/03	19,223	3.25%	40.41%	$4.93	60	36	$4.93	$1.98	$-	$8,051
									$36,036	$58,821

Stock Compensation Expense Recognized on 2004 Stock Option Grants
2004 Grants
3/31/04	211,237	2.80%	41.00%	$5.60	60	36	$5.60	$2.22	$-	$60,350

8/20/2004	1,853,968	3.42%	0.00%	$5.00	60	60	$5.00	$0.78	$-	$105,959
8/20/2004	2,780,952	3.42%	0.00%	$5.00	96	96	$5.00	$1.35	$-	$171,815

9/16/2004	320,000	3.29%	0.00%	$5.00	60	60	$5.00	$0.75	$-	$14,033
9/16/2004	480,000	3.29%	0.00%	$5.00	96	96	$5.00	$1.31	$-	$22,979

10/8/2004	216,000	3.39%	0.00%	$5.00	60	60	$5.00	$0.77	$-	$7,725
10/8/2004	324,000	3.39%	0.00%	$5.00	96	96	$5.00	$1.33	$-	$12,510

10/11/2004	210,800	3.39%	0.00%	$5.00	60	60	$5.00	$0.77	$-	$7,273
10/11/2004	316,200	3.39%	0.00%	$5.00	96	96	$5.00	$1.33	$-	$11,778
	$6,713,157									$414,422

Total pre-tax expense for stock options									$36,036	$1,710,244
Total pre-tax expense for Restricted Stock Units under SFAS 123									1,800,672	1,731,316
Accelerated vesting of options upon change in control									-	3,996,643
Acceleration of Restricted Stock Units upon change in control									-	4,331,125
Total stock compensation expense recognized by year									$1,836,708	$11,769,328

(1) Estimated remaining life at the date of grant or modification, whichever is applicable

(2) Vesting period remaining as of the date of grant or modification, whichever is applicable.

(3) These options fully vested at the date of the Recapitalization. The expense calculated and recognized in 2004 considers an August 20, 2004 modification that extended the option exercise period and adjusted the exercise price to reflect the per share amount paid to the DIRECTV Group in the Recapitalization.

The Company has not continued to utilize the assumptions disclosed on page F-36 following August 20, 2004 because the Company is now privately-owned, the terms of the new option grants are different than previous grants and the risk-free interest rate continuously fluctuates.

The assumptions (which are specifically indicated on the table above) utilized by the Company for options granted since August 20, 2004 are as follows:

•                    A volatility rate of 0% as allowed by paragraph 20 of FAS 123 for non-public entities.  It should be noted that the volatility assumption utilized for grants prior to the recapitalization were reflective of the Company’s public trading status.

•                    The expected remaining life of the options of 60 and 96 months are equal to the vesting period of the options at the grant date. Executives and directors of the Company hold these options, and are expected to hold the options for the full vesting period.  For the modification calculation below, the expected remaining life is reduced by the number of months that have vested at the date of modification.

•                    The fair value of the stock on the date of grant or modification as determined by the quoted closing market price on the relevant stock exchange on the date of grant, or based on the value of a relevant private transaction (such as the recapitalization).  If neither such benchmark fair value is available, an independent valuation of the stock’s value is completed.

•                    The risk free interest rate for each respective grant or modification date was determined based upon the US Treasury yield curve rates reflective of the expected remaining life of the options at the date of grant or modification.

•                    At the dates of grant and modification, no future dividends on the underlying stock were expected because the Company had not historically paid dividends and did not expect to in the foreseeable future.  After the completion of this transaction, the Company will have a policy of issuing dividends and this assumption will change with respect to future option grants and modifications.

•                   We note that you adjusted the stock option exercise price from $5.00 to $2.77 per share following the issuance of the Issuer notes and the October 2004 dividend. Based on your description of the adjustment, it appears that this option adjustment is a modification of the terms of the awards and should be accounted for using the guidance in paragraph 35 of FAS 123 (i.e. as an exchange of the original award for a new award) since the adjustment made the options more valuable by reducing the exercise price. Tell us how you accounted for this option adjustment under FAS 123, including whether you considered the adjustment to be a modification of the award pursuant to paragraph 35 of FAS 123 and the basis for your conclusions.

The table below illustrates the impact of the modification of the option strike price on October 19, 2004, including the new assumptions that would be used as of that date if a change in compensation expense were necessary.  All share and share price values in the table have been adjusted for the August 20, 2004 stock split.

Grant Date	Number of Options Granted	Risk-Free Rate of Return	Volatility	Fair Value of Stock at Grant or Modification Date	Esimated Remaining Life oof Options (in Months)(1)	Vesting Period (in Months) (2)	Exercise Price of Options	October 19, 2004 Fair Value of Options(3)	October 18, 2004 Fair Value of Options(4)	Increase (Decrease) in Fair Value Per Option

Estimated Stock Compensation Expense That Would Be Recognized on 2004 Stock Option Grants After October 19, 2004 Modification of Exercise Price
10/25/01	65,534	3.32%	0.00%	$2.77	58	0	$2.66	$0.51	$0.85	$(0.34)

1/29/02	1,092,227	3.32%	0.00%	$2.77	58	0	$2.26	$0.85	$1.19	$(0.34)

3/31/04	211,237	2.80%	41.00%	$5.60	60	36	$5.60	$2.22	$2.22	$-

8/20/2004	1,853,968	3.32%	0.00%	$2.77	58	60	$2.77	$0.42	$0.76	$(0.34)
8/20/2004	2,780,952	3.32%	0.00%	$2.77	94	96	$2.77	$0.73	$1.16	$(0.43)

9/16/2004	320,000	3.32%	0.00%	$2.77	59	60	$2.77	$0.42	$0.76	$(0.34)
9/16/2004	480,000	3.32%	0.00%	$2.77	95	96	$2.77	$0.73	$1.16	$(0.43)

10/8/2004	216,000	3.32%	0.00%	$2.77	60	60	$2.77	$0.42	$0.76	$(0.34)
10/8/2004	324,000	3.32%	0.00%	$2.77	96	96	$2.77	$0.73	$1.16	$(0.43)

10/11/2004	210,800	3.32%	0.00%	$2.77	60	60	$2.77	$0.42	$0.76	$(0.34)
10/11/2004	316,200	3.32%	0.00%	$2.77	96	96	$2.77	$0.73	$1.16	$(0.43)
	6,713,157

(1) Estimated remaining life at the date of grant or modification, whichever is applicable

(2) Vesting period remaining as of the date of grant or modification, whichever is applicable

(3) Fair value as calculated by Black-Scholes model using assumptions identified on this table as of the date of the modification, October 19, 2004.

(4) Fair value as calculated by Black-Scholes model using assumptions identified on this table, except for a fair value and strike price that is $2.23 per share higher than indicated on the table, as of the day before the modification, October 18, 2004.

As indicated on the table, the Company’s modification of the exercise price of its outstanding options on October 19, 2004 by $2.23 per share actually resulted in a decrease in the fair value of the options pursuant to the Black-Scholes valuation model.  Accordingly, pursuant to paragraph 35 of FAS 123, since there was not an increase in the value of the options, the Company did not account for the change in the strike price as a modification and will continue to recognize the previously calculated compensation expense over the remaining vesting periods for the remaining unvested options.  For the outstanding vested options, because the reduction in the strike price was not a modification pursuant to FAS 123 there is no accounting event to recognize in the financial statements.

The reduction in the exercise price of the outstanding options did not result in an increase in the fair value of the options because the fair value calculation of an option for a private company is the minimum value, as further discussed in paragraphs 332 and 333 of FAS 123.  When calculating the minimum value, the amount is calculated as the current fair value of the stock less the present value of the exercise price.  Accordingly, when the exercise price is reduced in tandem with a reduction in the fair value of the stock, such a change will always result in a lower fair value, or minimum value, of the option.

•                    Revise Notes 14 and 16 on pages F-49 and F-86, Note 2 on page F-100 and page 42 to include subsequent events disclosure for the modification of the terms of your stock incentives. See EITF Topic D-86 for guidance.

In response to the Staff’s comment we have included the following disclosure in the locations requested by the Staff:

“On October 19, 2004, Holdco reduced the option exercise price of existing stock options by $2.23 per share to reflect the decrease in fair value of the underlying stock that resulted from the additional debt incurred and dividend paid as described above.  There are no changes to previously estimated compensation expense as a result of this modification.”

•                    Refer to your discussion of the difference between Fair Value on the date of issuance and the IPO price on pages 6 and 7 of your letter dated January 5, 2005. While we understand that some of your competitors may have experienced an increase in their trading multiple at the same time that they announced that they were able to pay higher dividends, it seems as though the market may be responding to the ability of these competitors to pay higher dividends rather than the announcement of a dividend policy for higher dividends. Therefore, it is still unclear to us why you believe that your expectation to pay substantial periodic dividends to holders of your common stock after the IPO justifies the increase in the fair value of your common stock between August 2004 and the IPO date. Tell us how you considered in your analysis the fact that you will need to use a significant amount of cash generated from operations to pay higher dividends.

Companies must choose how to use the cash they generate from operations.  Among their options are to reinvest in the company’s operations, make acquisitions or return the cash to shareholders through dividends, the repayment of debt or the repurchase of their stock. The decision to pay a dividend has both a signaling element and a valuation element. In the case of low payout stocks, the dividend has largely a signaling element. The company can continue to invest in its operations and generate sufficient cash flow to pay the dividend for the foreseeable future. This is a signal of confidence in the financial prospects of the company.

The case is different for a company paying a substantial amount of its free cash flow out as a dividend. Here too the dividend is a signal of confidence in the financial prospects of the company, but it also indicates to investors that the company is more focused on returning cash to shareholders than making acquisitions or additional investments in its operations. It also means that the company does not need as much cash to reinvest in its operations to maintain its current financial performance. This does not mean that the company will not make acquisitions or investments. Rather it means that the acquisitions or investments that the company will make must have significant near term cash flow characteristics. In addition, a high payout ratio is more meaningful to investors in terms of the return they expect to realize on the stock over time than a low payout ratio. The decision to have a high payout ratio, therefore, represents a significant change in the policy of the Company and a very different signal to investors. Therefore, the Company believes it is the adoption and announcement of the dividend policy that results in increased equity value, not merely the ability to pay dividends.

Balance Sheet, page F-62

91.                               We note that existing stockholders received a dividend of $246 million on October 24, 2004 and a $246 million dividend will be paid to stockholders from the offering proceeds. Include a column alongside the historical balance sheet reflecting the accrual for dividends paid to shareholders subsequent to the balance sheet date and using proceeds from the offering, without giving effect to the receipt of offering proceeds.

The Company respectfully notes that the balance sheet on page F-62 is a consolidated balance sheet of PanAmSat Corporation as of September 30, 2004. This balance sheet date is prior to the contribution of PanAmSat Corporation to the Company on October 8, 2004 and is also prior to the dividend payment of October 24, 2004. As such, the Company reflected the contribution, the payment of the dividend to the Company’s stockholders and the receipt of proceeds from the offering within the unaudited Pro Forma Condensed Consolidated Balance Sheet of the Company as of September 30, 2004 on page 43. The Company also included appropriate subsequent events disclosures within Note 14 to PanAmSat Corporation’s audited financial statements and Note 16 to PanAmSat Corporation’s unaudited financial statements on pages F-44 and F-86, respectively, to disclose the contribution and the dividend payment.

The Company believes that the October 24, 2004 dividend has been adequately disclosed within the PanAmSat Corporation consolidated financial statements and the Unaudited Pro Forma Condensed Consolidated Financial Information of the Company. Additionally, the consolidated financial statements of the Company as of and for the year ended December 31, 2004, which will be included in a subsequent amendment to the S-1 Registration Statement, will include all transactions related to the contribution and the October 24, 2004 dividend.

Note 2.  PanAmSat Merger, Subsequent Sale and Related Transactions, page F-65

92.                               Tell us how you considered SAB Topic 5:J in your accounting.

The Company will submit to the Staff supplementally for its review under separate cover letters to the Commission’s Office of the Chief Accountant dated October 27, September 28, August 2 and June 15, 2004.  These letters describe the accounting, including the applicability of SAB Topic 5-J, for the recapitalization transactions, the formation of the Company and the subsequent contribution of PanAmSat Corporation to the Company, and also serve to confirm the Company’s understanding that the Commission would not object to the Company’s accounting.

93.                               Tell us why you did not identify as predecessors the financial statements for periods prior to the date of the merger with DIRECTV.

The Company did not identify as predecessors the financial statements for all periods prior to the date of the merger because the transaction was accounted for as a recapitalization, whereby the historical basis of the assets and liabilities were maintained, and PanAmSat Corporation continued to exist.  However, in its December 31, 2004 financial statements the Company intends to identify as predecessors the periods prior to

October 1, 2004. The Company will utilize October 1, 2004 as a convenience date for purposes of preparing predecessor and successor financial statements.

Statements of Operations, page F-68

94.                               Tell us of the nature of the main components included in the line item Transaction-related costs.

The main components of the line item are costs related to the Company’s debt tender offers, costs related to the cashing out of restricted stock units and stock options, costs related to transaction related bonuses paid to certain executives and costs related to the proxy solicitation and other costs. The Company has revised its disclosure within Note 14. “Subsequent Events” to the audited consolidated financial statements on page F-46 and Note 2. “PanAmSat Merger, Subsequent Sale and Related Transactions” to the Company’s unaudited financial statements on page F-66 to further address the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-98

95.                               Include a signed audit report form in your next amendment.

In response to the Staff’s comment, a signed audit report has been included in Amendment No. 1.

Exhibits

96.                               With your next amendment, please file as exhibits or provide us with draft copies of the legality opinion and underwriting agreement. We will need adequate time to review and comment upon them.

The Company will submit to the Staff supplementally for its review under separate cover a draft copy of the legality opinion and, when it is available, a draft copy of the underwriting agreement.  The Company acknowledges that the Staff will need adequate time to review and comment on these documents.

Form S-4 filed December 17, 2004

97.                               To the extent applicable, revise to comply with the comments above.

The Company respectfully notifies the Staff that it does not intend to further amend the S-4 Registration Statement until the review and comment process with respect to the S-1 Registration Statement has been completed, at which time the Company will amend the S-4 Registration Statements as appropriate.

98.                               Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer based upon the staff’s position in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan

Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

The Company respectfully refers the Staff to the letter of Simpson Thacher & Bartlett LLP, dated December 17, 2004, submitted to the Staff concurrently with the initial filing of the S-4 Registration Statement, which makes the requested representations on behalf of the Company.

* * * * * * *

                We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call me (212-455-2948) or Daniel B. Kamensky (212-455-2207) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman